Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 001-14768

Friday, January 7, 2011

Inaugural

Edition

Welcome to the first issue of Merger Update, designed to inform you about the developments related to the proposed merger of our two companies. In the past few weeks, there has been progress on several fronts, including advancement with some key filings as well as with integration work. In this issue, you can read more about the merger integration process, as well as important information about interactions with each company until the merger closes.

Filings and Approvals

U.S. Securities and Exchange Commission (SEC) – Our first major filing, a 300-page registration statement including a joint proxy statement/prospectus, was filed with the SEC on November 22. It was declared effective by the SEC in late December. On January 5, both companies filed definitive proxy statements for their special shareholder meetings to approve the merger. Special shareholder meetings for both companies are scheduled on March 4.

Massachusetts Department of Public Utilities (MDPU) – We filed a joint application for approval of the merger with the MDPU on November 24. CFOs David McHale (NU) and Jim Judge (NSTAR) are joint witnesses in the Massachusetts proceeding. The MDPU held a preliminary scheduling conference on January 5.

Other filings are in progress, including with the Federal Energy Regulatory Commission, Department of Justice, Nuclear Regulatory Commission, and Federal Communications Commission.

Integration Planning

The corporate integration process is under way and employees from both companies will be coming together to examine aspects of the combined company and make recommendations on how best to proceed. The integration process is key to building an effective combined company and realizing the customer and regional benefits of the merger.

The work will be led by David McHale (NU), working with Jean LaVecchia (NU), Shirley Payne (NU), Jim Judge (NSTAR) and Chris Carmody (NSTAR). The integration planning process will kick off in the January-February timeframe, with team members identified. Oliver Wyman, a management consulting firm, will assist us in designing the internal team structure and planning framework.

Here are some preliminary milestones related to the merger integration project:

Name team leads and teams	Jan/Feb 2011
Team orientation/kick off	Feb 2011
Teams prioritize requirements for the merger	2Q 2011
Teams reconvene to finalize recommendations	2Q 2011
Merger closing – Day One	3Q 2011

Answers to Your Questions About the Merger

What is the corporate integration process?

The corporate integration structure we are creating will produce a comprehensive plan and schedule so we can move ahead smoothly on Day One after the closing. The integration process is the key to building an effective combined company and realizing the strategic benefits of this merger.

Specifically, what will merger integration teams work on?

Merger integration teams of NU and NSTAR employees, under the direction of a steering committee, will ready the companies by developing thorough plans and identifying essential priorities for integration of the companies following the merger. The teams are expected to develop the “blueprints” for how we’ll combine the two companies. Teamwork will be an essential ingredient as we capture the best practices from each company.

Will jobs be affected by the merger?

After the merger, we will continue to adopt best practices and look for efficiencies in the future company, just like we do on a continuous basis. Over time, there will no doubt be some changes in how we are organized and how we do things. Again, the purpose of the merger is not to cut jobs, but to leverage each company’s collective strengths for improved service to customers and increased value to shareholders.

Will there be changes for customers?

There will be no negative impacts on customers. In the near term, customers will not see any change in their service levels, their rates or their bills. In the future, customers can expect to see improved service and greater value as the benefits of the merger are achieved.

Requirements for Pre-Merger Work and Activities

As plans move forward for the proposed merger, we must all comply with regulations and laws governing public company mergers. Until the merger is completed, remember that our companies continue to operate independently. It is very important that we all strictly comply with important legal requirements related to mergers. Please forward any questions to:

NU: Sam Lee, leesk@nu.com, Hartford Ext. 728-4620; Kerry Tomasevich, tomaskj@nu.com, Hartford Ext. 728-4619

NSTAR: merger.questions@nstar.com; Merger Hotline (617) 424-2054

The following are some important reminders about interactions until the merger closes:

•	It is business as usual until the merger closes, which means you cannot combine operations, coordinate activities or take advantage of competitive information about the other company in any way.

•

Employees of both companies should not contact each other except as they might otherwise have done as part of their normal business activities. This includes cross-organizational meetings, gatherings or resume sharing.

•

Information sharing and data exchange that is not in the ordinary course of business is not appropriate. This includes business contracts, commercial pricing arrangements, or other documents that you would not otherwise share outside of the company.

•	We remain subject to all legal restrictions regarding confidentiality, antitrust and restraint of competition. If you have questions, please talk to your supervisor.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed with the SEC on January 5, 2011. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from NSTAR and Northeast Utilities using the website information above.